As filed with the Securities and Exchange Commission on June 28, 1996
                                                       Registration No. 333-
- --------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          GST TELECOMMUNICATIONS, INC.
- --------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                     Canada
- --------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)


- --------------------------------------------------------------------------------
                      (I.R.S. employer identification no.)

   1030-999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2
- --------------------------------------------------------------------------------
               (Address of principal executive offices)           (Zip Code)

                          GST TELECOMMUNICATIONS, INC.
                             1995 STOCK OPTION PLAN
                             1996 STOCK OPTION PLAN
                        1996 EMPLOYEE STOCK PURCHASE PLAN
                      WARRANT ISSUED AS OF OCTOBER 1, 1995
                            (Full title of the plan)

                     Robert H. Hanson, Senior Vice President
                          GST Telecommunications, Inc.
                         1285 Sheridan Avenue, Suite 245
                               Cody, Wyoming 82414
                     (Name and address of agent for service)

                                 (307) 527-6048
          (Telephone number, including area code, of agent for service)


                         CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
                                                     Proposed        Proposed
      Title of                                        maximum         maximum
     securities                 Amount               offering        aggregate       Amount of
       to be                    to be                price per       offering      registration
     registered               registered               share           price            fee
- --------------------------------------------------------------------------------------------------
Common Shares, no
par value                     656,264  (1)(2)         $6.617(2)       $4,342,499        $1,497.42
- --------------------------------------------------------------------------------------------------
Common Shares, no
par value                   1,243,736  (1)(3)        $14.625(3)       18,189,639         6,272.29
- --------------------------------------------------------------------------------------------------
Common Shares, no
par value                     300,000  (1)            $6.75            2,025,000           698.28
- --------------------------------------------------------------------------------------------------
      Total                 2,200,000                                 24,557,138        $8,467.99
==================================================================================================


(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), an indeterminate number of Common Shares that may become issuable pursuant to antidilution provisions of the Registrant's 1995 Stock Option Plan (the "1995 Plan"), 1996 Stock Option Plan (the "1996 Option Plan") and 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan" and, together with the 1995 Plan and the 1996 Option Plan, the "Plans") and Warrant issued as of October 1, 1995 are also being registered.
(2) Represents 656,264 shares with respect to which options have been granted under the 1995 Plan and the 1996 Option Plan at a weighted average exercise price of $6.617 per share.

(3) An aggregate of 1,243,736 shares is to be offered under the Plans at prices not presently determined. Pursuant to Rule 457(h) under the Securities Act, the offering price of these additional Common Shares is estimated solely for the purpose of determining the registration fee and is based on $14.625, the per share average of high and low sale prices of the Common Shares as reported by the American Stock Exchange ("AMEX") for trading on June 24, 1996.

PROSPECTUS

                            762,250 COMMON SHARES

                        GST TELECOMMUNICATIONS, INC.
                   Common Shares (no par value per share)

      This Prospectus relates to the reoffer and resale by certain selling shareholders (the "Selling Shareholders"), some of whom may be deemed to be "affiliates" as defined in Rule 405 of the Securities Act of 1933, as amended (the "Securities Act"), of GST Telecommunications, Inc. (the "Company") of shares (the "Shares") constituting a portion of the Common Shares, no par value per share (the "Common Shares"), of the Company that may be issued by the Company to the Selling Shareholders (i) upon the exercise of options granted or to be granted under (a) the Company's 1995 Stock Option Plan (the "1995 Plan") or (b) the Company's 1996 Stock Option Plan (the "1996 Option Plan"), (ii) upon purchase from the Company pursuant to the Company's 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan") or (iii) upon the exercise of a warrant dated as of October 1, 1995 issued to Stephen Irwin, the Vice Chairman of the Board and Secretary of the Company (the "Warrant"). This Prospectus also relates to the reoffer and resale of Shares to be acquired by individuals who may be deemed to be "affiliates" of the Company (collectively, the "Future Selling Shareholders") upon (i) exercise of stock options to be granted under the 1995 Plan and 1996 Plan, or (ii) purchase pursuant to the Stock Purchase Plan. If and when such options are granted to or such Shares are purchased by the Future Selling Shareholders, the Company intends to distribute a Prospectus Supplement as required by Rule 424(b) of the Securities Act. Such Prospectus Supplement will specify the names of the Future Selling Shareholders and the amount of Shares to be reoffered and sold by them.

      The offer and sale of the Shares to the Selling Shareholders and the Future Selling Shareholders were previously registered under the Securities Act. The Shares are being reoffered and resold for the accounts of the Selling Shareholders and the Future Selling Shareholders and the Company will not receive any of the proceeds from the resale of the Shares.

      The Selling Shareholders have advised the Company that the resale of their Shares may be effected from time to time in one or more transactions on the American Stock Exchange ("AMEX"), in negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Plan of Distribution." The Company will bear all expenses in connection with the preparation of this Prospectus.

         AN INVESTMENT IN THE COMMON SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 4 HEREOF.

      The Company's Common Shares are traded on the AMEX under the symbol "GST." On June 24, 1996, the last sale price for the Common Shares, as reported on AMEX, was $14.625.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this Prospectus is June 28, 1996.

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Shares are listed on the AMEX and such reports and other information may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

                                TABLE OF CONTENTS




AVAILABLE INFORMATION..........................................-2-

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE................-3-

RISK FACTORS...................................................-4-

THE COMPANY...................................................-12-

MATERIAL CHANGES..............................................-12-

USE OF PROCEEDS...............................................-13-

SELLING SHAREHOLDERS..........................................-13-

PLAN OF DISTRIBUTION..........................................-14-

LEGAL MATTERS.................................................-14-

EXPERTS.......................................................-14-

ADDITIONAL INFORMATION........................................-15-

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


      The Company's Annual Report on Form 20-F for the fiscal year ended September 30, 1995, as amended, and Reports of Foreign Issuer on Form 6-K for the quarters ended December 31, 1995, as amended and March 31, 1996 are incorporated by reference in this Prospectus and shall be deemed to be a part hereof. All subsequent annual reports filed by the Company on Form 20-F, 40-F, 10-K or otherwise, prior to the termination of this offering, are deemed to be incorporated by reference in this prospectus and shall be deemed to be a part hereof from the date of filing of such documents. All Reports on Form 6-K subsequently filed by the Company pursuant to the Exchange Act and identified therein as a Form 6-K being incorporated by reference herein, prior to the termination of this offering, are deemed to be incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents.

      The  Company's  Application  for  Registration  of its Common Shares under
Section 12(b) of the Exchange Act filed on March 3, 1994 is incorporated by reference in this Prospectus and shall be deemed to be a part hereof.

      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written requests for such copies should be directed to GST Telecommunications, Inc. at 4317 N.E. Thurston Way, Vancouver, Washington 98662, Attention: Investor Relations. Oral requests should be directed to Investor Relations (telephone number (360) 254-4700).

                                   ----------

      No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

                                 RISK FACTORS

      The securities offered hereby involve a high degree of risk. Prospective investors should carefully consider the following risk factors before making an investment decision.

Development and Expansion Risk and Possible Inability to Manage Growth

      The Company is in the early stages of its operations. Its networks serving the San Gabriel Valley, Tucson, Albuquerque, Fresno and Coalinga, have only recently become commercially operational and the Company has not deployed switches in its networks. The continued expansion and development of the Company's networks and the success of the Company's switched and enhanced services will depend, among other things, upon the Company's ability to assess potential markets, design fiber backbone routes that provide ready access to a substantial customer base, secure financing, obtain required rights-of-way, building access and governmental permits, implement expanded interconnection and collocation with facilities owned by local exchange telephone companies ("LECs") and achieve a sufficient customer base, and upon subsequent changes in state and federal regulations. There can be no assurance that any networks to be developed or further developed will be completed on schedule, at a commercially reasonable cost or within the Company's specifications. In addition, the expansion of the Company's business may involve acquisitions, which, if made, could divert the resources and management time of the Company and could require integration with the Company's existing networks and services. The Company's future performance will depend, in part, upon its ability to manage its growth effectively, which will require it to continue to implement and improve its operating, financial and accounting systems, to expand, train and manage its employee base and to effectively manage the integration of any acquired business. These factors and others could adversely affect the expansion of the customer base and service offerings of the Company's existing networks, as well as commencement of operations of new networks. The Company's inability either to expand in accordance with its plans or to manage its growth could have a material adverse effect on its business, financial condition and results of operations. See "The Company."

Historical and Anticipated Future Operating Losses and Negative EBITDA

      The Company has incurred and expects to continue to incur increasing operating losses and negative EBITDA while it expands its business and builds its customer base. The Company has incurred significant increases in expenses associated with these activities and there can be no assurance that an adequate customer base with respect to any or all of its services will be achieved or sustained. The Company does not expect to achieve a significant market share for any of its services. The Company had a net loss of approximately $20.5 million and negative EBITDA of $11.1 million for the six months ended March 31, 1996. The Company had a net loss of approximately $11.3 million and negative EBITDA of $8.8 million for the year ended September 30, 1995 and a net loss of approximately $3.5 million and negative EBITDA of $0.8 million for the 13 months ended September 30, 1994. There can be no assurance that the Company will achieve or sustain profitability or generate positive EBITDA. At September 20, 1995, the Company had a U.S. net operating loss carryforward of approximately $8.5 million and Canadian net operating loss carryforward of approximately $5.8 million. While such loss carryforwards are available to offset future taxable income of the Company, it is more likely than not that the Company will not generate sufficient taxable income so as to utilize all or a substantial portion of such loss carryforwards prior to their expiration.

Significant Capital Requirements

      The Company believes that the net proceeds of approximately $171.3 million from a private placement offering consummated in December 1995 ("the December

Offering"), together with cash on hand and borrowings expected to be available under both a $100 million credit facility with Tomen America and its affiliates ("Tomen") (the "Tomen Facility") and the equipment financing being negotiated, will provide sufficient funds for the Company to expand its business as presently planned and to fund its operating expenses for the next 12 months. Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or its cash on hand, net proceeds from the December Offering and borrowings under the Tomen Facility and the equipment financing being negotiated, prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions, or if the Company's operating cash flow does not increase substantially, the Company may be required to seek additional capital sooner than currently anticipated. Sources of financing may include public or private equity or debt financings by the Company or its subsidiaries, sales of non-strategic assets or other financing arrangements. The Company has been discussing with Tomen the possibility of modifying the Tomen Facility to provide additional financing for the interconnection of the Company's California networks and for the Hawaiian inter-island network. There can be no assurance that additional financing under the Tomen Facility or otherwise will be available to the Company or, if available, that it can be obtained on acceptable terms or within the limitations contained in the indentures relating to the Notes sold in the December Offering (the "Indentures") in any future financing arrangement. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures and could have a material adverse effect on the Company's business. Such failure could also limit the ability of the Company to make principal and interest payments on its outstanding indebtedness, which would have a material adverse effect on the value of the Common Shares.

      The Company has no working capital or other credit facility under which it may borrow for working capital and other general corporate purposes. There can be no assurance that such a facility will be available to the Company in the future or that if such a facility were available, that it would be available on terms and conditions acceptable to the Company.

Substantial Indebtedness

      At March 31, 1996, the Company had outstanding on a consolidated basis approximately $219.2 million of indebtedness. The accretion of original issue discount on the notes (the "Notes") will cause an increase in indebtedness of $164.9 million by December 15, 2000. The Indentures limit, but do not prohibit, the incurrence of additional indebtedness by the Company. The Company anticipates that it will incur substantial additional indebtedness in the future. At March 31, 1996, the Company had $82.5 million of availability under the Tomen Facility to finance the development and construction of additional networks, if and to the extent that proposals for funding projects are approved by Tomen. Since March 31, 1996, approximately $11.7 million was borrowed under the Tomen Facility. The Company expects to incur substantial additional indebtedness in the future. The Company is negotiating with equipment manufacturers for approximately $315.0 million of financing. There can be no assurance that any such equipment financing will be available to the Company on acceptable terms or at all.

      The level of the Company's indebtedness could have important consequences to its future prospects, including the following: (i) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal of and interest on its indebtedness and other obligations and will not be available for other purposes; (iii) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (iv) the Company will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (v) the Company's high level of indebtedness will make it more vulnerable in the event of a downturn in its business.

Possible Inability to Service Debt

      The Company has been experiencing increasing negative EBITDA and the Company's earnings before fixed charges were insufficient to cover fixed charges for the six months ended March 31, 1996, the year ended September 30, 1995 and the 13 months ended September 30, 1994 by $21.4 million, $13.8 million and $3.0 million, respectively. There can be no assurance that it will be able to improve its earnings before fixed charges or EBITDA or that the Company will be able to meet its debt service obligations. As the Company does not currently have a revolving credit facility, if a shortfall occurs, alternative financing would be necessary in order for the Company to meet its liquidity requirements and there can be no assurance that such financing would be available. In such event, the Company could face substantial liquidity problems. In addition, the Company anticipates that cash flow from operations may be insufficient to repay the Notes in full at maturity in which event such indebtedness would need to be refinanced. There can be no assurance that the Company will be able to effect such refinancing. The ability of the Company to meet its obligations and to effect such refinancings will be dependent upon, among other things, the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. Failure by the Company to meet its obligations could result in a default on its indebtedness, including the Notes, which would permit the holders of such indebtedness to accelerate the maturity thereof.

Financial and Operating Restrictions Imposed by Existing Indebtedness

      The Indentures and the Tomen Facility impose significant operating and financial restrictions on the Company. Such restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness or to create liens on its assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such covenant could result in a default thereunder, which could result in an acceleration of such indebtedness.

Difficulties in Implementing Local and Enhanced Services

      The Company plans to deploy high capacity, digital switches in the cities in which it operates or plans to operate networks, as well as in certain cities where the Company will rely on LEC facilities for transmission. This will enable the Company to offer interstate switched access services and, as regulatory conditions permit, intrastate switched access, enhanced services and local dial tone. The Company expects negative operating margins from its switched services, during the 12 to 18 month period after a switch is deployed. For switches operating in conjunction with the Company's networks, the Company expects operating margins to improve as the network is expanded and Larger volumes of traffic are carried on the Company's network. Until such time, the Company will rely on the LEC to originate and terminate a significant portion of its switched services traffic. For switches operating in cities where the Company will rely on LEC facilities for transmission, negative operating margins are expected under current LEC pricing tariffs. Although under the Telecommunications Act of 1996 (the "Telecommunications Act") the LECs will be required to unbundle local tariffs and permit the Company to purchase only the origination and termination services it needs, thereby decreasing operating expenses, there can be no assurance that such unbundling will be effected in a timely manner and result in prices favorable to the Company. In addition, the Company's ability to successfully implement its switched and enhanced services will require the negotiation of resale agreements with LECs and other competitive local exchange telephone companies ("CLECs") and the negotiation of interconnection agreements with incumbent LECs. The Company's switched services may not be profitable due to, among other factors, lack of customer demand, competition from other CLECs and pricing pressure from the LECs. Implementation of the Company's switched and enhanced services is subject to the Company's ability to obtain equipment financing for switches and upon equipment manufacturers' ability to meet the Company's switch deployment schedule. Although the Company is negotiating with equipment manufacturers for approximately $315.0 million of equipment financing, it has not entered into definitive agreements and there can be no assurance that the Company will obtain such financing, that all or any of such switches will be deployed or that, if deployed, such switches will be utilized to the degree contemplated by the Company. The Company has no experience providing switched access services and there can be no assurance that the Company will be able to successfully implement its switched and enhanced services strategy.

Recent Commencement of Marketing

      The Company has only recently begun marketing the services of certain of its networks and, as a result, the Company has relatively few customers and has generated limited revenue from its CLEC services. Although the Company actively markets its products and services, there can be no assurance that the Company will be able to attract new customers or retain existing customers.

Dependence on Key Customers

      The Company's five largest telecommunications services customers accounted for approximately 47.8%, 26.8% and 0.7% of the Company's consolidated revenues for the six months ended March 31, 1996, the year ended September 30, 1995 and the 13 months ended September 30, 1994, respectively. During the year ended September 30, 1995, a former customer of the Company's wholly-owned subsidiary, International Telemanagement Group, Inc. ("ITG"), which is presently the subject of a bankruptcy proceeding, accounted for 5.3% of the Company's consolidated revenues. It is anticipated that during the early stages of development of individual networks, before obtaining a sufficient amount of end-user revenues, the Company will be dependent on a limited number of long distance carriers for a significant portion of its revenues. While long distance carriers have high volume requirements and have utilized CLECs, they generally are more price sensitive than end-users. The five largest customers of the Company's manufacturing operations accounted for 7.1%, 16.1% and 22.2% of the Company's consolidated revenues for the six months ended March 31, 1996, the year ended September 30, 1995 and the 13 months ended September 30, 1994, respectively. The loss of, or decrease of business from, one or more significant customers could have a material adverse effect on the business, financial condition and results of operations of the Company.

Competition

      The telecommunications industry is highly competitive. In most markets, the Company's principal competitor for local exchange services is the Regional Bell Operating Company ("RBOC") or GTE Corporation ("GTE"). Other competitors may include other CLECs, microwave and satellite carriers, wireless telecommunications providers and private networks built by large end-users. Potential competitors (using similar or different technologies) include cable television companies, utilities and local telephone companies outside their current local service areas. In addition, the Company anticipates future competition from large long distance carriers, such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), which have announced plans to offer integrated local and long distance telecommunications services as regulations allow. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to the Company.

      As a recent entrant in the integrated telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the RBOCs, GTE and other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the LECs over the Company in certain respects. While recent regulatory initiatives, which allow CLECs such as the Company to interconnect with LEC facilities, provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the LECs. For example, the Federal Communications Commission ("FCC") granted LECs additional flexibility in pricing their interstate special and switched access services on a central office specific basis. Under this pricing scheme, LECs may establish pricing zones based on access traffic density and charge different prices for central offices in each zone. The Company anticipates that the FCC will grant LECs increasing pricing flexibility as the number of interconnections and competitors increases. In addition, the FCC enacted interim pricing rules that restructure LEC switched transport rates in order to facilitate competition for switched access. If regulators allow LECs to charge CLECs increased fees in conjunction with interconnection to their networks, the financial condition of the Company could be adversely affected. If the LECs lower their rates, the Company and others providing CLEC and other telecommunications services may be forced by market conditions to charge less for their services in order to compete. There can be no assurance that the Company will be able to achieve or maintain significant revenue or compete effectively in any of its markets.

      To the extent the Company interconnects with and uses LEC networks to service the Company's customers, the Company is dependent upon the technology and capabilities of the LECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards. The Company will become increasingly dependent on interconnection with LECs as switched services become a greater percentage of the Company's business. The Telecommunications Act imposes interconnection obligations on LECs, but there can be no assurance that the Company will be able to obtain the services it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are both profitable and competitive. In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced service from the LECs, the attractiveness of the Company's services to its customers could be impaired.

      The long distance telecommunications industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes with major carriers such as AT&T, MCI and
Sprint, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than the Company's current costs. In addition, as a result of the Telecommunications Act, RBOCs also will become competitors in the long distance telecommunications industry upon the satisfaction of certain conditions. The Company believes that the principal competitive factors affecting its long distance operations are pricing, customer service, accurate billing, clear pricing policies and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its continued ability to maintain high quality, market driven services at prices generally equal to or below those charged by its competitors. The FCC has, on several occasions since 1984, approved or required price reductions by AT&T. The FCC has announced a decision pursuant to which AT&T will no longer be regulated as a dominant long distance carrier. This decision removes AT&T from price-cap regulations with respect to its long distance services as well as other regulatory and reporting requirements that previously only applied to AT&T as the sole carrier designated by the FCC as dominant in the long distance market. This decision, which is subject to certain other commitments and undertakings agreed to by AT&T, is expected to increase AT&T's flexibility in competing in the long distance services market and, in particular, will eliminate the longer tariff notice requirements previously applicable only to AT&T. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect the Company.

      The Internet services market is highly competitive. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company's competitors in this market include Internet service providers, other telecommunications companies, online services provides and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to the Company.

      The Company's wholly-owned subsidiary, National Applied Computer Technologies, Inc. ("NACT"), competes with other lower to medium capacity switch manufacturers and software providers. As its business develops and new switches are introduced, NACT's competitors may include larger switch and telecommunications equipment manufacturers such as Lucent Technologies Inc., Harris Corp., Siemens AG, Alcatel Alsthom Compagnie Generale D'Electricite, Telefonaktiebolaget L.M. Ericsson and Northern Telecom, Ltd. Most of NACT's potential competitors have substantially greater financial, technical and marketing resources than NACT and may threaten the viability of NACT if such other companies commence efforts to compete in the segment of the switch manufacturing market in which NACT operates.

Government Regulation

      The Company's networks and the provision of switched and private line services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company.

      The FCC exercises jurisdiction over the Company to the extent its services involve the provision, origination and termination of interstate or international telecommunications, including resale of long distance services. As such a provider, the Company must file tariffs with the FCC. In addition, the Company must obtain prior FCC authorization for domestic and international long distance services. State regulatory commissions exercise jurisdiction over the Company to the extent it provides intrastate services. As such a provider, the Company is required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which it operates. Local authorities control the Company's access to municipal rights-of-way. The networks are also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. There can be no assurance that state or federal commissions will grant required authority or refrain from taking action against the Company, if it is found to have provided services without obtaining the necessary authorizations. If authority is not obtained or if tariffs are not filed, or are not updated, or otherwise do not fully comply with the tariff filing rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause the Company to incur substantial legal and administrative expenses. The recently enacted Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. Since the Telecommunications Act has only recently been enacted, it is too early to predict what effect such legislation will have on the Company and its operations.

      In addition, the FCC imposes restrictions on foreign ownership of communications service providers utilizing radio frequencies. The operations of the Company's Hawaiian network use, among other transmission facilities, microwave radio facilities operating pursuant to FCC licenses granted to Pacwest Network, Inc., an entity that is controlled by John Warta, the Company's President and Chief Executive Officer. The FCC also has the authority, which it is not presently exercising, to impose restrictions on foreign ownership of communications service providers not utilizing radio frequencies, which could have a material adverse effect on the Company's CLEC and other businesses.

Need to Adapt to Technological Change

      The telecommunications industry is subject to rapid and significant changes in technology, with the Company relying on third parties for the development of and access to new technology. The effect of technological changes, including changes to wireline and wireless transmission technologies, on the business of the Company cannot be predicted. The Company believes its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands.

      The future success of NACT will depend in part upon its ability to keep pace with advancing technology and standards within the switch manufacturing industry. There can be no assurance that NACT's products will not be rendered obsolete by switch products incorporating technological advances designed by competitors that are not available to NACT.

Possible Adverse Litigation Outcome

      An action was commenced against NACT alleging that its telephone systems incorporating prepaid calling features infringe upon a patent issued in 1987. An unfavorable decision in this action could have a material adverse effect on the Company.

Dependence on Key Personnel

      The efforts of a small number of key management and operating personnel will largely determine the Company's success and the loss of any of such persons could adversely affect the Company. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel.

Dependence on Rights-of-Way and Other Third Party Agreements

      The Company must obtain easements, rights-of-way, entry to premises, franchises and licenses from various private parties, actual and potential competitors and state and local governments in order to construct and operate its networks. There can be no assurance that the Company will obtain rights-of-way and franchise agreements on acceptable terms or that current or potential competitors will not obtain similar rights-of-way and franchise agreements that will allow them to compete against the Company. If any of the existing franchise or license agreements were terminated or not renewed and the Company were forced to remove its fiber optic cables or abandon its network in place, such termination could have a material adverse effect on the Company.

Variability of Quarterly Operating Results

      As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period. In addition, revenues relating to the Company's network businesses are and may continue to be dependent upon a small number of customers and contracts, revenues under which are likely to vary significantly from period to period.

Risk of Joint Investments

      The Company's Phoenix network is operated by Phoenix Fiber Access, Inc. ("Phoenix Fiber"), an entity in which the Company has a 50% ownership interest. Phoenix Fiber has been managed by a governing board that the Company does not control. The risk is present in this joint venture, and in other joint ventures in which the Company may subsequently determine to participate, that the other joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or the Company. The risk is also present that a joint venture partner may be unable to meet its economic or other obligations to the venture and that the Company may be required to fulfill some or all of those obligations. In addition, if the Company enters into international joint ventures, the operations of such ventures will be subject to various risks not present in the Company's domestic operations, such as fluctuations in currency exchange rates, nationalization or expropriation of assets, import/export controls, political instability, limitations on foreign investment, restrictions on the ability to convert currency and the additional expenses and risks inherent in conducting operations in geographically distant locations with customers speaking different languages and having different cultural approaches to the conduct of business.

Volatility of Market Price of Common Shares

      Since the Common Shares have been publicly traded, their market price has fluctuated over a wide range and may continue to do so in the future. The market price of the Common Shares could be subject to significant fluctuations in response to various factors and events, including among other things, the depth and liquidity of the trading market of the Common Shares, variations in the Company's operating results and the difference between actual results and the results expected by investors and analysts. In addition, from time to time the stock market has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies. These broad market fluctuations also may adversely affect the market price of the Common Shares.

Risks of Investment in a Canadian Corporation

      The Company is a Canadian corporation. Certain directors and officers and certain of the Company's professionals are residents of Canada. As a result, it may be difficult for U.S. shareholders to effect service of process within the United States upon the Company or upon such directors, officers and professionals or to collect judgments of U.S. courts predicated upon civil liability under U.S. federal securities and other laws. The Company has been advised that there is substantial doubt as to whether Canadian courts would (i) enforce judgements of U.S. courts obtained against the Company or such directors, officers and professionals predicated upon the civil labilities provisions of U.S. laws or (ii) impose liabilities in original actions against the Company or its directors, officers and professionals predicated solely upon U.S. laws. In addition, the Company's status as a Canadian company limits the ability of the Company to hold or control common carrier radio frequency licenses in the United States.

Potential Resales of a Substantial Number of Shares; Registration Rights

      At May 31, 1996, the Company had outstanding 21,168,989 Common Shares. Of these shares, 19,603,743 Common Shares are freely tradeable, except for (i) any Common Shares held by "affiliates" of the Company within the meaning of Rule 144 under the Securities Act (2,999,758 of such 19,603,743 shares at May 31, 1996), which shares will be subject to the resale limitations of Rule 144, (ii) an aggregate of 750,000 Common Shares subject to escrow under regulations of the

Vancouver Stock Exchange (the "VSE") and (iii) 1,000,000 Common Shares subject to escrow. The remaining 1,565,246 Common Shares are "restricted securities," as that term is defined in Rule 144 and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including pursuant to Rule 144. Of such 1,556,246 shares, the Company is contractually obligated to register for resale an aggregate of 414,199 shares. In addition, at May 31, 1996, (i) 3,005,223 Common Shares were reserved for issuance upon exercise of outstanding stock options, with exercise prices ranging from $3.55 to $10.00 per share, (ii) 896,155 Common Shares were reserved for issuance upon exercise of outstanding warrants, with exercise prices ranging from $5.52 to $12.96 per share and (iii) 2,823,749 Common Shares were reserved for issuance upon conversion of the convertible notes sold in the December Offering (the "Convertible Notes") (based on the aggregate accreted value of Convertible Notes on June 15, 1996). The Company has registered or is obligated to register the resale of the Common Shares issuable upon exercise of the options and the warrants. The Company is also obligated to register the issuance of the Common Shares issuable upon conversion of the Convertible Notes. The future sale or the expectation of future sales of Common Shares in the public market could adversely affect the prevailing market prices for the Common Shares and could impair the Company's ability to raise capital through the sale of Common Shares.

Potential Anti-Takeover Provisions

      The Company's Board of Directors has the authority, without any further vote or action by the Company's shareholders, to issue up to 10,000,000 Preference Shares, without par value (the "Preference Shares"), in one or more series and to determine the designations, power,s preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Although the Company has no current plans to issue any Preference Shares, the rights of the holders of Common Shares would be subject to, and may be adversely affected by, the rights of the holders of any Preference Shares that may be issued in the future. Issuance of Preference Shares could have the effect of delaying, deterring or preventing a change in control of the Company, including the imposition of various procedural and other requirements that could make it more difficult for holders of Common Shares to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent Board of Directors.

                                  THE COMPANY

Overview

      The Company provides a broad range of integrated telecommunications products and services, primarily to customers located in the western continental United States and Hawaii. Since inception as a facilities-based CAP, the Company has constructed and operates state-of-the-art, digital telecommunications networks that provide an alternative to incumbent LECs. The Company has expanded beyond the scope of traditional competitive access provider operations into CLEC services and currently provides a range of enhanced telecommunications services that include long distance, Internet access, and data services. In addition, the Company expects to offer switched access and local dial tone services to complement its existing telecommunications service offerings. The Company also manufactures telecommunications switching equipment and network management and billing systems through its wholly-owned subsidiary, NACT.

                               MATERIAL CHANGES

      In the December Offering, the Company sold $20,000,187 137/8% Convertible Senior Subordinated Discount Notes due 2005 in December 1995 and GST USA, Inc.

sold $160,001,496 137/8% Senior Discount Notes due 2005 in a private placement. Of the net proceeds of the December Offering, $2.0 million was applied to the repayment of short-term indebtedness, and the balance will be used for capital expenditures and to fund future operating deficits and for working capital purposes.

                                USE OF PROCEEDS

      The Company will receive the exercise price of the options when exercised by the holders thereof. The Company will not receive any of the proceeds from the reoffer and resale of the Shares by the Selling Shareholders and the Future Selling Shareholders.

                             SELLING SHAREHOLDERS

      This Prospectus relates to the reoffer and resale of Shares issued or that may be issued to the Selling Shareholders under the 1995 Plan, the 1996 Option Plan, the 1996 Purchase Plan or the Warrant.

      The following table sets forth (i) the number of Common Shares beneficially owned by each Selling Shareholder prior to the Offering, (ii) the number of Shares to be offered for resale by each Selling Shareholder and (iii) the number and percentage of Common Shares to be held by each Selling Shareholder after completion of the offering.


                                                                   Number of Common
                                                     Number of   Shares/Percentage of
                                Number of Common   Shares to be   Class to be Owned
                               Shares Owned Prior   Offered for   After Completion of
            Name                to the Offering       Resale         the Offering
- ---------------------------    ----------------    ------------   -----------------
W. Gordon Blankstein(1)            469,967(2)          85,000         384,967/1.8%
Robert H. Hanson(3)                166,950(4)          42,500         124,450/*
Peter E. Legault(5)                121,233(6)          19,750         101,483/*
Jack G. Armstrong(7)                50,000(8)          30,000          10,000/*
Thomas E. Sawyer(9)                315,130(10)         70,000         245,130/1.2%
John Warta(11)                   2,013,667(12)        100,000       1,913,667/9.0%
Stephen Irwin (13)                 536,212(14)        415,000          54,545/*



- ----------
*  Less than 1%.

(1) Mr. Blankstein was a director of the Company from November 1992 to January 1993 and has been a director of the Company since January 1994. He became Chairman of the Board of Directors in February 1995.

(2)   Includes (i) 244,167  Common Shares  issuable upon exercise of options and
      (ii) 200,000 Common Shares held in escrow pursuant to policies of the VSE. Does not include 133,333 Common Shares issuable upon the exercise of options that are not exercisable until the market price of the Common Shares on the AMEX reaches certain levels for certain prescribed periods.

(3) Mr. Hanson has been a director of the Company since February 1993 and has been the Senior Vice President - Corporate Development and Chief Financial Officer since September 1993.

(4)   Includes 100,000 Common Shares issuable upon exercise of options.

(5)   Mr. Legault has been a director of the Company since April 1993.

(6)   Includes 40,000 Common Shares issuable upon exercise of options.

(7)   Mr. Armstrong has been a director of the Company since July 1994.

(8)   Includes 40,000 Common Shares issuable upon exercise of options.

(9) Mr. Sawyer has been the Chairman of the Board of Directors and Chief Executive Officer of NACT since October 1988. He became the Chief Technology Officer of the Company in December 1993.

(10)  Includes 155,000 Common Shares issuable upon exercise of options.

(11) Mr. Warta has been the President, Chief Executive Officer and a director of the Company since March 1995.

(12)  Includes (i) 191,667  Common Shares  issuable upon exercise of options and
      (ii) 1,000,000 Common Shares held by Pacwest, an entity controlled by John Warta. Mr. Warta has an 80% ownership interest in Pacwest ("Pacwest"). Does not include 133,333 Common Shares issuable upon the exercise of options that are not exercisable until the market price of the Common Shares on the AMEX reaches certain levels for certain prescribed periods.

(13) Mr. Irwin has been the Vice-Chairman of the Company since October 1995 and Secretary of the Company since November 1992.

(14) Includes 181,667 shares issuable upon exercise of options and a warrant to purchase 300,000 common shares issuable upon exercise of a warrant. Does not include 133,3333 common shares issuable on the exercise of options that are not exercisable until the trading price of the common shares on the AMEX reaches certain levels for certain prescribed periods.


                             PLAN OF DISTRIBUTION

      It is anticipated that all of the Shares will be offered by the Selling Shareholders from time to time in one or more transactions on the AMEX, in negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. The Selling Shareholders have advised the Company that they are not parties to any agreement, arrangement or understanding as to such sales.

                                 LEGAL MATTERS

      Certain legal matters in connection with the issuance of the Shares offered hereby have been passed upon for the Company by Messrs. Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022. Stephen Irwin, counsel to Olshan Grundman Frome & Rosenzweig LLP, is an officer and director of the Company and holds 54,545 Common Shares and has been granted options and warrants to purchase an additional 615,000 Common Shares, the resale of 415,000 of which Common Shares are being registered pursuant to the Registration Statement of which this Prospectus forms a part.

                                    EXPERTS

      The consolidated balance sheet of GST Telecommunications, Inc. and its subsidiaries as of September 30, 1995 and the consolidated statements of operations and deficit and cash flows for the year ended September 30, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The consolidated balance sheet of GST Telecommunications, Inc. and its subsidiaries as of September 30, 1994 and the consolidated statements of operations and deficit and cash flows for the 13 months ended September 30, 1994 and year ended August 31, 1993 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick Thorne, independent chartered accountants, upon the authority of said firm as experts in accounting and auditing. The audited financial statements of International Telemanagement Group, Inc. as of December 31, 1994 and 1993 and for the year ended December 31, 1994 and the period January 23, 1993 (date of inception) through December 31, 1993 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The financial statements of the IntelCom-Greenstar Joint Venture for the periods ended September 30, 1994 and 1993 have been incorporated by reference herein upon reliance upon the report of KPMG Peat Marwick Thorne, independent chartered accountants, and upon authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

      The Company has filed with the Commission a Registration Statement on Form S-8 under the Securities Act with respect to the Shares offered hereby. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                          INDEX TO FINANCIAL STATEMENTS
                                                                        Page(s)

INTERNATIONAL TELEMANAGEMENT GROUP, INC.

Independent Auditors' Report..............................................F-2

Balance Sheets at December 31, 1994 and 1993 .............................F-3

Statements of Operations for the four months
ended April 30, 1995, the year
ended December 31, 1994 and for the period
January 23, 1993 (date of inception)
through December 31, 1993 ................................................F-4

Statements of Stockholders' Deficit for
the four months ended April 30, 1995,
the year ended December 31, 1994 and for
the period January 23, 1993 (date of
inception) through December 31, 1993......................................F-5

Statements of Cash Flows for the four
months ended April 30, 1995, the year ended
December 31, 1994 and for the period
January 23, 1993 (date of inception)
through December 31, 1993.................................................F-6

Notes to Financial Statements.............................................F-7



GST TELECOMMUNICATIONS, INC.

Description of Unaudited Pro Forma Financial Statements
  Reflecting the Acquisition of International Management
  Group, Inc. (ITG) By GST Telecommunications, Inc. (GTI)................F-11


Pro Forma Statement of Operations for
  the twelve months ended September 30, 1995.............................F-12

Notes to Pro Forma Statement
  of Operations for the twelve months ended September 30, 1995...........F-13

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
International Telemanagement Group, Inc.:

We have audited the accompanying balance sheets of International Telemanagement Group, Inc. (the Company), as of December 31, 1994 and 1993, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 1994, and for the period January 23, 1993 (date of inception) through December 31 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Telemanagement Group, Inc., as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the year ended December 31, 1994 and for the period January 23, 1993 (date of inception) through December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in note 2, effective May 1, 1995, the Company was acquired by GST Telecom, Inc.



                                   /S/ KPMG PEAT MARWICK LLP

Detroit, Michigan
July 21, 1995

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                                 Balance Sheets
                           December 31, 1994 and 1993

                                     Assets                                             1994               1993
                                     ------                                             ----               ----
Current assets:
    Cash                                                                            $     702,392             71,309
    Trade accounts receivable, less allowance for doubtful accounts of $164,000
       and $52,000, at 1994 and 1993, respectively                                      1,167,346            370,643
    Due from officers and employees                                                         -                 48,690
    Other receivables                                                                       9,152              5,000
    Prepaid expenses and other current assets                                              80,713            115,805
                                                                                     ------------       ------------

                   Total current assets                                                 1,959,603            611,447

Property and equipment, net (note 3)                                                    1,318,870          1,175,495
                                                                                        ---------          ---------

                                                                                     $  3,278,473          1,786,942
                                                                                     ============          =========

                     Liabilities and Stockholders' Deficit
                     -------------------------------------

Current liabilities:
    Current installments of notes payable to related parties (note 5)                $    368,380             95,520
    Current installments of long-term debt (note 4)                                        98,185              -
    Current installments of capital lease obligations (note 7)                            175,668            144,897
    Accounts payable and accrued line charges, net                                      3,735,260          1,107,141
    Due to affiliates                                                                       -                  4,417
    Other accrued expenses and liabilities                                                157,789             22,049
    Deferred revenues                                                                      23,982             22,363
                                                                                     ------------       ------------

                   Total current liabilities                                            4,559,264          1,396,387
                                                                                        ---------          ---------

Notes payable to related parties, less current installments (note 5)                      246,040              -
Long-term debt, less current installments (note 4)                                        131,945              -
Capital lease obligations, less current installments (note 7)                             747,227            890,913
                                                                                     ------------       ------------

                   Total liabilities                                                    5,684,476          2,287,300
                                                                                        ---------          ---------

Commitments and contingencies (notes 7, 9, and 10)

Stockholders' deficit:
    Common stock, no par value, 750 shares authorized, 200 issued and
       outstanding                                                                          1,000              1,000
    Additional paid-in capital                                                            598,630            332,678
    Accumulated deficit                                                                (2,973,765)          (834,036)
                                                                                        ---------       ------------

                                                                                       (2,374,135)          (500,358)

    Less: Treasury stock, at cost of 88 shares                                            (31,868)                -
                                                                                     ------------       -----------

                   Net stockholders' deficit                                           (2,406,003)          (500,358)
                                                                                        ---------       ------------

                                                                                     $  3,278,473         1,786,942
                                                                                     ============         =========

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                            Statements of Operations

                                                                                                     For the Period
                                                                                                       January 23,
                                                                                                          1993
                                                                                                        (Date of
                                                             Four Months           Year Ended     Inception) through
                                                        Ended April 30, 1995      December 31,        December 31,
                                                             (Unaudited)              1994                1993
                                                        --------------------      ------------    -------------------

Net sales and services                                   $      5,010,908            12,202,063           1,494,943
Cost of goods and services                                      4,766,433            11,788,135           1,735,717
                                                                ---------            ----------           ---------

                   Gross profit (loss)                            244,475               413,928            (240,774)

Selling, general, and administrative expenses                     988,203             2,014,635             507,824
                                                             ------------        --------------        ------------

Loss from operations                                             (743,728)           (1,600,707)           (748,598)

Other income (expense):
    Interest expense                                              (53,373)             (140,338)            (16,503)
    Other expense, net                                                 -               (398,684)            (68,935)
                                                             ------------        --------------        ------------

                   Net loss                              $       (797,101)           (2,139,729)           (834,036)
                                                             ============            ==========        ============

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                       Statements of Stockholders' Deficit

                                                       For the Period January 23, 1993 (Date of Inception)
                                                                     Through December 31, 1993
                                     --------------------------------------------------------------------------------------------
                                                          Additional
                                        Common             Paid-in          Accumulated          Treasury         Stockholders'
                                         Stock             Capital            Deficit              Stock             Deficit
                                         -----             -------            -------              -----             -------
Balances at inception                $      -                     -                 -                -                     -
Issuance of common stock                 1,000                332,678               -                -                 332,678
Net loss                                    -                      -           (834,036)             -                (834,036)
                                        ------             ----------           -------              -                 -------

Balances at end of period            $   1,000                332,678          (834,036)             -                (500,358)
                                         =====                =======           =======              =                 =======

                                                                   Year Ended December 31, 1994
                                     --------------------------------------------------------------------------------------------
                                                          Additional
                                        Common             Paid-in          Accumulated          Treasury         Stockholders'
                                         Stock             Capital            Deficit              Stock             Deficit
                                         -----             -------            -------              -----             -------

Balances at beginning of period      $   1,000                332,678            (834,036)             -                (500,358)
Capital contributions                      -                  272,000               -                  -                 272,000
Distributions to shareholder               -                   (6,048)              -                  -                  (6,048)
Repurchase of shares                       -                      -                 -              (31,868)              (31,868)
Net loss                                    -                      -           (2,139,729)              -             (2,139,729)
                                        ------             ----------           ---------        ---------             ---------

Balances at end of period            $   1,000                598,630          (2,973,765)         (31,868)           (2,406,003)
                                         =====                =======           =========           ======             =========

                                                           Four Months Ended April 30, 1995 (Unaudited)
                                     --------------------------------------------------------------------------------------------
                                                          Additional
                                        Common             Paid-in          Accumulated          Treasury         Stockholders'
                                         Stock             Capital            Deficit              Stock             Deficit
                                         -----             -------            -------              -----             -------

Balances at beginning of period      $   1,000                598,630          (2,973,765)         (31,868)           (2,406,003)
Capital contributions                      -                   10,600               -                  -                  10,600
Repurchase of shares                       -                      -                 -               (2,050)               (2,050)
Net loss                                    -                      -             (797,101)              -               (797,101)
                                        ------             ----------        ------------        ---------          ------------

Balances at end of period            $   1,000                609,230          (3,770,866)         (33,918)           (3,194,554)
                                         =====                =======           =========           ======             =========

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                            Statements of Cash Flows

                                                                                                                     For the Period
                                                                                                                       January 23,
                                                                                                                      1993 (Date of
                                                                                 Four Months                             Inception)
                                                                                Ended April 30,      Year Ended          through
                                                                                    1995            December 31,        December 31,
                                                                                 (Unaudited)            1994               1993
                                                                                 -----------            ----               ----
Cash flows from operating activities:
   Net loss                                                                      $ (797,101)         (2,139,729)           (834,036)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
   Depreciation and amortization                                                    114,773             318,926              57,859
   Changes in assets and liabilities:
      Trade accounts receivable                                                    (165,145)           (796,703)           (370,643)
      Due from officers and employees                                                  --                48,690             (48,690)
      Other receivables                                                               6,652              (4,152)             (5,000)
      Prepaid expenses and other current assets                                     (13,000)             35,092            (115,805)
      Accounts payable and accrued line charges                                     912,626           2,808,920           1,107,141
      Due to affiliates                                                                --                (4,417)              4,417
      Other accrued expenses and liabilities                                         35,127             135,740              22,049
      Deferred revenues                                                              92,129               1,619              22,363
                                                                                 ----------          ----------          ----------

         Net cash provided by (used in) operating
           activities                                                               186,061             403,986            (160,345)
                                                                                 ----------          ----------          ----------

Cash flows from investing activities - capital                                      (60,550)           (462,301)         (1,233,354)
   expenditures for property and equipment                                             --                  --                  --


         Net cash used in investing activities                                      (60,550)           (462,301)         (1,233,354)
                                                                                 ----------          ----------          ----------

Cash flows from financing activities:
   Repayment of long-term debt                                                     (369,121)             49,329
   Net borrowings on revolving note payable to related
      parties                                                                          --               265,000              95,520
   Net repayments on notes payable to officers and
      employees                                                                        --               253,900                --
   Repurchase of treasury stock                                                      (2,050)            (31,868)               --
   Payments made under capital leases                                                  --              (112,915)          1,035,810
   Additional paid in capital                                                        10,600             272,000                --
   Distributions to shareholder                                                        --                (6,048)               --
   Proceeds from stock issuance                                                        --                  --               333,678
                                                                                 ----------          ----------          ----------

         Net cash provided by financing activities                                 (360,571)            689,398           1,465,008
                                                                                 ----------          ----------          ----------

Net increase (decrease) in cash                                                    (235,060)            631,083              71,309

Cash at beginning of year                                                           702,392              71,309                --
                                                                                 ----------          ----------          ----------

Cash at end of year                                                              $  467,322             702,392              71,309
                                                                                 ==========          ==========          ==========

Supplemental disclosures of cash flow information -
   cash paid during the year for interest                                        $   44,025             132,073               9,513
                                                                                 ==========          ==========          ==========

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                          Notes to Financial Statements
                           December 31, 1994 and 1993



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     International Telemanagement Group, Inc. (the Company), is a domestic and international interexchange carrier offering long distance, 800, private line, and other services to its customers. ITG was incorporated in January 1993 under the laws of the state of Ohio.

     (a)  PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Depreciation of property and equipment is provided principally on a straight-line basis over the estimated useful lives of the related assets. Assets recorded under capital leases are amortized over the terms of the leases.

     (b)  INCOME TAXES

          The stockholders of the Company have elected to be treated as an S corporation, whereby taxable income and/or losses are allocated to the stockholder rather than to the Company. Accordingly, the accompanying financial statements do not include provisions for federal and state taxes on income earned by the Company.

     (c)  REVENUE RECOGNITION

          Income from services is recognized when the contracted service is rendered.

     (d)  GENERAL CREDIT RISK

          The Company grants credit to customers on open account, substantially all of whom are in the telecommunications industry.

(2)    SUBSEQUENT EVENT

       On May 1, 1995, the Company entered into a purchase agreement with GST Telecom, Inc. (GST Net), in which all outstanding stock of the Company was sold for cash. GST Net has indicated its intention to fully fund the operations of the Company and maintain the Company operations principally in the lines of business in which it currently operates.

(3)    PROPERTY AND EQUIPMENT

       Property and equipment at December 31, 1994 and 1993, consisted of:
                                                                                    1994                1993
                                                                                    ----                ----
         Leasehold improvements                                                  $      6,243              6,243
         Machinery and equipment                                                    1,689,412          1,227,111
                                                                                    ---------          ---------

                                                                                    1,695,655          1,233,354

         Less accumulated depreciation and amortization                              (376,785)           (57,859)
                                                                                 ------------       ------------

                            Property and equipment, net                           $ 1,318,870         1,175,495
                                                                                  ===========         =========

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                    Notes to Financial Statements, Continued



(4)    LONG-TERM DEBT

       Long-term debt at December 31, 1994 and 1993, consists of the following:
                                                                                    1994                1993
                                                                                    ----                ----
       Note payable to customer, 0% interest, monthly payments of $6,944,     $      215,278             -
       Note payable to supplier, 7% interest, monthly payments of $14,939,
           including interest, due February 1995                                      14,852             -
                                                                                  ----------             -

                          Total long-term debt                                       230,130             -

       Less current installments                                                     (98,185)            -
                                                                                  ----------             -

                          Long-term debt, less current installments           $      131,945             -
                                                                                     =======             =

     In addition, the Company has incurred borrowings from related parties (see note 5).

       As of December 31, 1994, the maturities of long-term debt are as follows:

                                       Year Ended
                                      December 31,
                                      ------------

                                          1995            $     98,185
                                          1996                  83,333
                                          1997                  48,612
                                                          ------------

                                                          $    230,130
                                                          ============

(5)    RELATED PARTY TRANSACTIONS

       The Company has entered into numerous transactions with its principal stockholder and other related entities controlled by its stockholders.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                    Notes to Financial Statements, Continued



(5)  RELATED PARTY TRANSACTIONS, CONTINUED

     The Company's principal stockholder or entities controlled by the stockholder have obtained financing from two financial institutions. These funds were, in turn, loaned to the Company. The unwritten agreement between the Company and the related parties is that the Company will make all necessary payments under the stated bank terms. The terms are as follows:

                                                                                    1994                1993
                                                                                    ----                ----

       Note payable, bearing interest at 8.25%, payable in monthly
           installments of $8,615, due in full September 1997                    $   349,420             95,520
       Note payable, bearing interest at 1% over the prime rate, due in full December 12, 1994.  On March 9, 1995, the loan was renewed
           by the bank                                                               265,000                 -
                                                                                     -------          --------

                          Total notes payable related parties                        614,420             95,520

       Less current installments                                                     368,380             95,520
                                                                                     -------             ------

                          Notes payable to related parties, less current
                             installments                                        $   246,040                 -
                                                                                     =======          ========

       The Company rents office space and telecommunications equipment from related parties on a month-to-month basis. Rental expense for the periods ended December 31, 1994 and 1993, totaled $248,572 and $96,057, respectively.

(6)  COMMON STOCK

     During 1994, the Company repurchased common shares from its stockholders at a cost of $31,868.

(7)  LEASES

     The Company leases telecommunications and computer equipment under capital leases. Additionally, certain communications equipment is leased under operating leases. Lease terms include per-minute charges and minimum fee levels.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                    Notes to Financial Statements, Continued



(7)  LEASES, CONTINUED

     Future minimum lease payments under capital and operating leases are as follows:

                                                             1994                                1993
                                                 ---------------------------         --------------------------
                                                  Capital          Operating         Capital          Operating
                                                  Leases            Leases            Leases           Leases
                                                  ------            ------            ------           ------
       Year ending December 31:
           1994                              $            -             -               196,988         23,924
           1995                                      261,464        143,544             283,555        143,544
           1996                                      283,555        143,544             283,555        143,544
           1997                                      276,751        143,544             283,555        143,544
           1998                                      268,714        119,620             276,650        119,620
           1999                                       44,183             -               44,183             -
                                                ------------      ---------       -------------      --------

                Total lease payments               1,134,667        550,252           1,368,486        574,176
                                                                    =======                            =======

       Less amount representing interest
                                                    (211,772)                          (332,676)
                                                ------------                      -------------

                Total obligations under
                   capital leases                    922,895                          1,035,810

       Current installments of capital
           lease obligations                         175,668                            144,897
                                                 -----------                      -------------

                Capital lease obligations,
                   less current installments     $  747,227                             890,913
                                                 ==========                             =======

     Total rental expense under operating leases for the periods ended December 31, 1994 and 1993, totaled $23,900 and $4,500, respectively.

     The Company also leases certain equipment and office space from related parties (see note 5).

(8)  MAJOR CUSTOMERS

     Gross revenues of approximately $3,000,000 were derived from two major customers for the year ended December 31, 1994.

(9)  SERVICE CONTRACTS

     The Company has entered into service contracts with telecommunication providers which require a minimum service fee on a monthly basis. The Company has committed to minimum revenues of $350,000 per month by May 1995, and must pay one-half of any shortfall.

(10) CONTINGENCIES

     The Company is a party to a number of lawsuits and claims relating to service liability. While the ultimate results of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect that the settlement of these matters will have a material adverse effect on the financial position of the Company.

             DESCRIPTION OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS REFLECTING THE ACQUISITION OF INTERNATIONAL MANAGEMENT (ITG) GROUP, INC. BY GST TELECOMMUNICATIONS, INC. (GTI)

     The following unaudited pro forma consolidated financial statements have been prepared giving effect to the acquisition of ITG as if the transaction had taken place as of October 1, 1994.

     On May 1, 1995, GTI acquired 100% of the outstanding stock of ITG for consideration of $74,761, the assumption of certain liabilities and an earnout provision. The acquisition has been accounted for using the purchase method. All of the excess purchase price was allocated to goodwill as the net book value of the assets acquired approximated fair market value at the time of the acquistion.

     The unaudited pro forma financial information is not necessarily indicative of the results of operations which would have been attained had the acquisition been consummated at any of the foregoing assumed dates, or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical financial statements of GTI and ITG.

GST TELECOMMUNICATIONS, INC.
PRO FORMA STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED SEPTEMBER 30, 1995
(unaudited)

                                                             Historical
                                                    ----------------------------- Pro Forma          Pro Forma
                                                         GTI            ITG       Adjustments           Total
                                                                        (A)
- -------------------------------------------------------------------------------------------------------------------
Revenues:
           Product                                $      7,563,087             0                         7,563,087
           Telecommunication services                   11,118,373    11,403,482                        22,521,855
- -------------------------------------------------------------------------------------------------------------------
                                                        18,681,460    11,403,482                        30,084,942
- -------------------------------------------------------------------------------------------------------------------

Cost of goods sold/services:
           Product                                       3,095,679             0                         3,095,679
           Telecommunication services                   12,198,610    11,071,799                        23,270,409
- -------------------------------------------------------------------------------------------------------------------
                                                        15,294,289    11,071,799                        26,366,088
- -------------------------------------------------------------------------------------------------------------------

Gross margin                                             3,387,171       331,683                         3,718,854

Operating expenses
           General and administration                    8,880,162     2,348,523                        11,228,685
           Marketing,travel and promotion                2,493,159        30,373                         2,523,532
           Research and development                      1,270,590             0                         1,270,590
           Depreciation and amortization                 2,373,912       344,337        287,472 (B)      3,005,721
           --------------------------------------------------------------------------------------------------------

Loss from operations                                   (11,630,652)   (2,391,550)      (287,472)       (14,309,674)

Other income (expenses):
           Interest income                                 302,605             0                           302,605
           Interest expense                               (837,850)     (123,631)                         (961,481)
           Foreign exchange loss                            (7,365)            0                            (7,365)
           Loss from joint ventures                       (660,653)            0                          (660,653)
           Other non-op expense                           (679,205)     (258,036)                         (937,241)
- -------------------------------------------------------------------------------------------------------------------
                                                        (1,882,468)     (381,667)             0         (2,264,135)
- -------------------------------------------------------------------------------------------------------------------

Loss before income taxes
           and non-controlling interest                (13,513,120)   (2,773,217)      (287,472)       (16,573,809)

Income tax expense                                        (166,015)            0                          (166,015)
- -------------------------------------------------------------------------------------------------------------------

Loss before non-controlling interest
           in income of subsidiaries                   (13,679,135)   (2,773,217)      (287,472)       (16,739,824)

Non-controlling interest in loss of subsidiaries         2,364,431             0                         2,364,431
- -------------------------------------------------------------------------------------------------------------------

Loss for the period                                    (11,314,704)   (2,773,217)      (287,472)       (14,375,393)
                                                    ===============================================================

Loss per share                                               (0.82)                                          (1.04)
                                                    ===============================================================

Weighted average common and common
equivalent shares outstanding                           13,780,796                                      13,780,796
                                                    ===============================================================


GST TELECOMMUNICATIONS, INC.
NOTES TO PRO FORMA STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED SEPTEMBER 30, 1995

(A) The following is a computation of the purchase price:
    Cash paid in closing                                                    200
    Direct costs of acquisition-Legal fees                               74,561
                                                                     ----------
                                                                         74,761
                                                                     ==========

The purchase price is allocated as follows:
    Book value of nets assets acquired                                3,160,682
    Liabilities assumed                                              (6,918,875)
    Excess of cost over value assigned (goodwill)                     3,832,954
                                                                     ----------
                                                                         74,761
                                                                     ==========

(B) To amortize goodwill on a straight-line basis over 10 years         287,472
                                                                     ==========

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.     Incorporation of Documents Reference

            The following documents filed by GST Telecommunications, Inc. (the "Company") with the Securities and Exchange Commission are incorporated herein by reference:

            1. The Company's Annual Report on Form 20-F for the fiscal year ended September 30, 1995, as amended.

            2. The Company's Current Reports on Form 6-K for the quarters ended December 31, 1995, as amended, and March 31, 1996.

            3. The description of the Company's Common Shares, no par value per share, in the Company's Registration Statement on Form 8-A filed on March 3, 1994.

            All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the effective date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 4.     Description of Securities

            Not applicable.

Item 5.     Interest of Named Experts and Counsel

            Certain legal matters in connection with the issuance of the Shares offered hereby have been passed upon for the Company by Messrs. Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022. Stephen Irwin, counsel to Olshan Grundman Frome & Rosenzweig LLP, is an officer and director of the Company and holds 54,545 Common Shares and has been granted options and warrants to purchase an additional 615,000 Common Shares.

Item 6.     Indemnification of Directors and Officers

            Except as hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such.

            The Company's authority to indemnify its directors and officers is governed by the provisions of Section 124 of the Canada Business Corporations Act, as follows:

            (1) Indemnification. Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate, if

            (a) he acted honestly and in good faith with a view to the best interests of the corporation; and

            (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

            (2) Indemnification in derivative actions. A corporation may with the approval of a court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in paragraphs (1)(a) and
(b).

            (3) Indemnity as of right. Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity

            (a) was substantially successful on the merits in his defense of the action or proceeding, and

            (b)   fulfills the conditions set out in paragraphs (1)(a) and (b).

            (4) Directors' and officers' insurance. A corporation may purchase and maintain insurance for the benefit of any person referred to subsection (1) against any liability incurred by him

            (a) in his capacity as a director or officer of the corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the corporation; or

            (b) in his capacity as a director or officer of another body corporate where he acts or acted in that capacity at the corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

            (5) Application to court. A corporation or a person referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

            (6) Notice to Director. An applicant under subsection (5) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

            (7) Other notice. On an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

            The Company's by-laws provide that every director and officer of the Company and his heirs, executors, administrators and other legal personal representatives shall be indemnified and held harmless from and against (a) any liability and all costs, charges and expenses that he sanctions or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office and (b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Company.

            The Company maintains a $5,000,000 directors and officers liability insurance policy.

Item 7.     Exemption From Registration Claimed.

            Not Applicable.

Item 8.     Exhibits.


Exhibit Index

      4(a)  1995 Stock Option Plan, as amended.

      4(b)  1996 Stock Option Plan.

      4(c)  1996 Employee Stock Purchase Plan.

      4(d)  Warrant dated as of October 1, 1995 issued to Stephen Irwin.

      5 Opinion of Olshan Grundman Frome & Rosenzweig LLP with respect to the securities registered hereunder.

     23(a) Consent of Olshan Grundman Frome & Rosenzweig LLP (included in its opinion filed as Exhibit 5).

     23(b)  Consent   of  KPMG   Peat   Marwick   LLP   with   respect   to  GST
            Telecommunications, Inc.

     23(c)  Consent  of  KPMG  Peat   Marwick   Thorne   with   respect  to  GST
            Telecommunications, Inc.

     23(d) Consent of KPMG Peat Marwick LLP with respect to International Telemanagement Group, Inc.

     23(e) Consent of KPMG Peat Marwick Thorne with respect to Intelcom-Greenstar Joint Venture.

     24 Powers of Attorney (included on the signature page to this Registration Statement).


Item 9.     Undertakings

            The undersigned registrant hereby undertakes:

                  a. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, Province of British Columbia, Country of Canada on this 28th day of June, 1996.

                               GST TELECOMMUNICATIONS, INC.
                               -------------------------------------------
                                           (Registrant)

                               By:     /s/ W. Gordon Blankstein
                                    --------------------------------------
                                     W. Gordon Blankstein, Chairman of the Board


                         POWER OF ATTORNEYS AND SIGNATORIES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. Each of the undersigned officers and directors of GST Telecommunications, Inc. hereby constitutes and appoints W. Gordon Blankstein, John Warta, Stephen Irwin and Robert H. Hanson and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him in his name in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and to prepare any and all exhibits thereto, and other documents in connection therewith, and to make any applicable state securities law or blue sky filings, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable GST Telecommunications, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Signature                       Title                          Date
         ---------                       -----                          ----

/s/ W. Gordon Blankstein     Chairman of the Board                 June 28, 1996
- --------------------------
  (W. Gordon Blankstein)

/s/ John Warta               President, Chief Executive Officer    June 28, 1996
- --------------------------   (Principal Executive Officer) and
      (John Warta)           Director


/s/ Robert H. Hanson         Senior Vice President - Corporate     June 28, 1996
- --------------------------   Development, Chief Financial
    (Robert H. Hanson)       Officer (Principal Financial
                             Officer) and Director


/s/ Clifford V. Sander       Senior Vice President, Treasurer      June 28, 1996
- --------------------------   and Chief Accounting Officer
   (Clifford V. Sander)      (Principal Accounting Officer)


/s/ Stephen Irwin            Vice Chairman of the Board,           June 28, 1996
- --------------------------   Secretary and Director
     (Stephen Irwin)


/s/ Ian Watson               Director                              June 28, 1996
- --------------------------
       (Ian Watson)

/s/ Peter E. Legault         Director                              June 28, 1996
- --------------------------
    (Peter E. Legault)


/s/ Jack G. Armstrong        Director                              June 28, 1996
- --------------------------
   (Jack G. Armstrong)

/s/ Takashi Yoshida          Director                              June 28, 1996
- --------------------------
   (Takashi Yoshida)


/s/ Thomas E. Sawyer         Director                              June 28, 1996
- --------------------------
   (Thomas E. Sawyer)



The Company's Authorized Representative
in the United States


/s/ Robert H. Hanson                                            June 28, 1996
- --------------------------
Robert H. Hanson


The 1995 Plan. Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on June 28, 1996.

                                    GST TELECOMMUNICATIONS, INC.
                                          1995 STOCK OPTION PLAN
                                    ----------------------------------
                                               (1995 Plan)



                                    GST TELECOMMUNICATIONS, INC.
                                          1996 STOCK OPTION PLAN
                                    ----------------------------------
                                               (1996 Plan)


                                    GST TELECOMMUNICATIONS, INC.
                                     1996 EMPLOYEE STOCK PURCHASE PLAN
                                    ----------------------------------
                                          (Stock Purchase Plan)




                                    By:  /s/ Jack G. Armstrong
                                        -----------------------------------
                                          Jack G. Armstrong,
                                          Member of Compensation Committee



                                    By:  /s/ Ian Watson
                                        -----------------------------------
                                          Ian Watson,
                                          Member of Compensation Committee



                                    By:  /s/ Peter E. Legault
                                        -----------------------------------
                                          Peter E. Legault,
                                          Member of Compensation Committee